

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via E-mail
H.J. Cole
President, Secretary, Treasurer and Director
Foreclosure Solutions, Inc.
2502 Live Oak Street, Suite 205
Dallas, Texas 75204

Re: Foreclosure Solutions, Inc.
Amendment No. 1 to Form S-1
Filed June 20, 2011
File No. 333-173215

Dear Mr. Cole:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 36

1.   We note from your revised disclosure that, to the extent you are not able to meet your cash requirements for the next 12 months by generating revenue, you plan to raise capital in private placements. To the extent you conduct concurrent private and public offerings, please refer to Securities Act Release No. 8828 (Aug. 3, 2007) for guidance.

Experts, page 48

2.   Please revise to include the review report from your independent accountants that you refer to on page 48.

Dealer Prospectus Delivery Option

3.   It does not appear that you have revised your disclosure in response to comment 28 of our letter dated April 29, 2011. Please revise this subheading to clarify that dealers have a prospectus delivery obligation, not an option.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Michael McTiernan for

Angela R. McHale
Attorney

cc: Siobhán F. Kratovil, Esq.
        Bell Nunnally & Martin LLP
        Via E-mail